Exhibit 21.1
LIST OF SUBSIDIARIES OF NEOPHOTONICS CORPORATION

SUBSIDIARY	JURISDICTION

NeoPhotonics Corporation Limited	Hong Kong
NeoPhotonics (China) Co., Ltd.	People’s Republic of China
NeoPhotonics Dongguan Co., Ltd.	People’s Republic of China
Novel Centennial Limited	British Virgin Islands
NeoPhotonics Semiconductor, Godo Kaisha	Japan
NeoPhotonics Technics Limited Liability Company	Russia
NeoPhotonics Laser Devices, Inc.	Delaware, United States of America